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                           May 13, 2022

       Bob McKague
       EVP, General Counsel and Chief Compliance Officer
       Tricida, Inc.
       7000 Shoreline Court
       Suite 201
       South San Francisco, CA 94080

                                                        Re: Tricida, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed May, 10, 2022
                                                            File No. 333-264835

       Dear Mr. McKague:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Jessica
Ansart at 202-551-4511 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Life Sciences
       cc:                                              Geoffrey Levin